[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

November 10, 2016

VIA COURIER AND EDGAR

Re:	Hilton Grand Vacations Inc.
Registration Statement on Form 10
File No. 001-37794

Sandra B. Hunter, Esq. Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Ms. Hunter:

On behalf of Hilton Grand Vacations Inc. (“Hilton Grand Vacations”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 5 (“Amendment No. 5”) to the above-referenced Registration Statement, marked to show changes from the Registration Statement as filed on October 25, 2016. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following response to your November 9, 2016 comment letter regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our response refer to the page numbers of Amendment No. 5. The response and information described below are based upon information provided to us by Hilton Grand Vacations. Capitalized terms used herein that are not otherwise defined shall have the meanings assigned to such terms in Amendment No. 5.

SECURITIES AND EXCHANGE COMMISSION	2	November 10, 2016

General

1.	We note the revised disclosure that, upon consummation of the sale to HNA, 25% of the voting power in HGV Parent will be controlled by HNA. Please revise to clarify the percentage voting power in HGV Parent to be controlled by Blackstone upon consummation of the sale to HNA and briefly describe the material terms of the stockholders agreements with each of HNA and Blackstone, including without limitation, the number of board designees for each.

In response to the Staff’s Comment, Hilton Grand Vacations has revised pages 9 and 50 to clarify the percentage voting power in HGV Parent to be controlled by Blackstone upon consummation of the sale to HNA. In addition, Hilton Grand Vacations has revised the disclosure set forth under “Certain Relationships and Related Party Transactions—Stockholders Agreements” on pages 163-165 of Amendment No. 5 to include a description of the material terms of the stockholders agreements with each of HNA and Blackstone, including the number of board designees of each of HNA and Blackstone.

Unaudited Pro Forma Consolidated Financial Statements, page 71

2.	Please tell us how you determined it is not necessary to reflect an adjustment for the change in fee expense related to the license agreement you will enter into upon completion of the spin-off.

Hilton Grand Vacations acknowledges the Staff’s Comment and respectfully advises the Staff that it has calculated pro forma license fee expense for each of the periods presented, noting immaterial adjustments of less than $3 million for all periods. Hilton Grand Vacations concluded that the amount of the adjustments was immaterial as it relates to the Unaudited Pro Forma Consolidated Financial Statements.

3.	Please revise your filing to disclose how you derived the amounts for adjustments (b) and (c).

In response to the Staff’s Comment, Hilton Grand Vacations has revised the disclosures for adjustments (b) and (c) to the Unaudited Pro Forma Consolidated Financial Statements to reflect how it derived the amounts of the respective adjustments.

Hilton Grand Vacations respectfully advises the Staff that the adjustments reflect the net book values and remaining useful lives of the assets to be transferred, in accordance with Accounting Standards Codification 805-50, Acquisition of Assets Rather than a Business.

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SECURITIES AND EXCHANGE COMMISSION	3	November 10, 2016

Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 or Edgar J. Lewandowski at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Jennifer Gowetski, Esq.

Jennifer Monick

Jeffrey Lewis

Hilton Worldwide Holdings Inc.

Kristin A. Campbell, Esq.

Charles R. Corbin, Jr., Esq.

Hilton Grand Vacations Inc.

Mark D. Wang